SI 16012905 N

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8- 66968

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
N.E. Private Client Advisors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 North Main Street
(No. and Street)

Providence | RI | 02904
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sergio DeCurtis | (401) 274-5001 x 330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David P Krekorian CPA, MST; David P Krekorian CPA, LTD
(Name – *if individual, state last, first, middle name*)

1615 Pontiac Avenue | Cranston | RI 02920
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sergio DeCurtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.E. Private Client Advisors, Ltd, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICK COSTELLO
NOTARY PUBLIC
STATE OF RHODE ISLAND
MY COMMISSION EXPIRES DEC. 18, 2019

Notary Public

Signature

CCO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- /a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- /a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- /a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- /a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Exempt under Rule 15c-3-3(k)(2)(ii)

N.E. Private Client Advisors, Ltd.

Financial Statements

For the Year Ended
December 31, 2015

DAVID KREKORIAN CPA LTD

1615 Pontiac Avenue
Cranston, RI 02920
Phone: (401) 463-3003
Fax: (401) 463-5563
Dave@Krekorian.com

Table of Contents

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sergio DeCurtis, President
N. E. Private Client Advisors, Ltd
Providence, RI

I have audited the accompanying statement of financial condition of N. E. Private Client Advisors, Ltd (the Company), as of December 31, 2015 and the related statements of income, changes in retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.E. Private Client Advisors, Ltd (the Company), as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Supplementary Information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of N.E. Private Client Advisors, Ltd's (the Company) financial statements. The Supplementary Information is the responsibility of N.E. Private Client Advisors, Ltd's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information including its form and content is presented in conformity with 17 C.F.R. 240.17a-5.
In my opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cranston, RI
February 5, 2016

N.E. Private Client Advisors, Ltd.
Balance Sheet
December 31, 2015

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT ASSETS:			
Cash	$ 548,037	$ 0	$ 548,037
12b(1) fees receivable	0	54,398	54,398
Commissions receivable	591	0	591
TOTAL CURRENT ASSETS	548,628	54,398	603,026
TOTAL ASSETS	$ 548,628	$ 54,398	$ 603,026

LIABILITIES AND STOCKHOLDER'S EQUITY

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT LIABILITIES:			
Accrued expenses	$ 18,066	$ 0	$ 18,066
TOTAL CURRENT LIABILITIES	18,066	0	18,066
STOCKHOLDER'S EQUITY:			
Common stock, $ .01 par value, 8,000 shares authorized, 100 shares issued and outstanding	1	0	1
Additional paid in capital	99,999	0	99,999
Retained earnings	430,562	54,398	484,960
TOTAL STOCKHOLDER'S EQUITY	530,562	54,398	584,960
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 548,628	$ 54,398	$ 603,026

See Accompanying Notes to Financial Statements

N.E. Private Client Advisors, Ltd.
Statement of Income
For the Year Ended December 31, 2015

REVENUES:		
Securities commissions	$	54,156
12b-1 commissions		627,414
Interest income		208
TOTAL REVENUE		681,778
EXPENSES:		
Compliance expense		4,400
Insurances		703
Office expenses		5,553
Officer compensation		70,000
Payroll		165,999
Payroll taxes		19,601
Pension expense		107,559
Professional fees		5,300
Regulartory fees		5,505
Rent		24,000
Taxes		550
Telephone		3,000
TOTAL EXPENSES		412,170
NET INCOME	$	269,608

See Accompanying Notes to Financial Statements

N.E. Private Client Advisors, Ltd.
Statement of Changes in Retained Earnings
For the Year Ended December 31, 2015

Retained earnings, beginning of year	$	465,352
Net income		269,608
Less: stockholder distributions		(250,000)
Retained earnings, end of year	$	484,960

See Accompanying Notes to Financial Statements

N.E. Private Client Advisors, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	269,608
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in cash from changes in assets and liabilities:		
12b(1) fees receivable		(2,337)
Commissions receivable		9,657
Accrued expenses		13,900
TOTAL ADJUSTMENTS		21,220
NET CASH PROVIDED BY OPERATING ACTIVITIES		290,828
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Stockholder's distributions		(250,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		40,828
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		507,209
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	548,037

See Accompanying Notes to Financial Statements

N.E. Private Client Advisors, Ltd.
Notes to Financial Statements
December 31, 2015

1. Business Activity

Operated as a corporation organized as of August 20, 2004 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 136058) along with placement of variable annuities and variable life insurance policies. The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). The majority of activity arises from New England.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of N.E. Private Client Advisors, Ltd. is presented to assist in understanding the Company's financial statements. The financial statements and their notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Handling Customers' Funds

Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the Company. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Cash and Cash Equivalents

The Company considers its money market fund accounts to be cash equivalents. The money market fund's 30 day yield was .05% at December 31, 2015.

Amounts Receivable

Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2015. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at December 31, 2015. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

Revenue Recognition

Commission income from securities transactions and investment longevity fees (12b-1) are recorded on a trade date basis, or when earned.

2. Summary of Significant Accounting Policies (continued)

<u>Income Taxes</u>

Under the provisions of Subchapter S of the Internal Revenue Code (Sec. 1363), the Company does not pay federal and state corporate income taxes. Instead, each shareholder of an S corporation separately accounts for his pro rata share of corporate items of income, deduction, loss, and credit in his tax year in which the Company's tax year ends (Code Sec. 1366).

<u>Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2015, the Company had a net capital of $530,562, which was $525,562 in excess of its required net capital of $5,000. At December 31, 2015, the Company's percentage of aggregate indebtedness to net capital was 3.4 %.

The Company is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(2)(ii).

4. Related Party Transaction

The Company rents its shared office space from an affiliate on a month-to-month basis and shares other expenses. During 2015, the Company incurred shared expenses of $24,000 in rent, $3,000 in telephone expense, and $4,800 in office expenses. During 2015, the Company paid the affiliate $ 31,800 for these shared expenses.

5. Pension Plan

Effective January 1, 2008, the Company instituted a 401(k) Profit Sharing Safe Harbor Pension Plan. The Company is required to contribute 3% of gross wages for all eligible participants. Under this plan, employees may also elect wage deferrals.

5. Pension Plan (continued)

Effective January 1, 2011, the Company amended its qualified retirement plan by adopting a cash balance contribution plan, in addition to the existing 401(k) Profit Sharing Plan. As of December 31, 2015, the Company had contributed the following: safe harbor contribution $4,548, profit sharing contribution $44,544 and cash balance plan contribution $58,271. Total $ 107,363 to fully fund this plan.

Employees must be 21 years old, complete one year of service and have worked 1,000 hours in a year to be eligible to participate.

As of December 31, 2015, employee membership in the Plan is as follows:

Participants:	
Active	5
Terminated vested	0
Retired	0
Total	5

Under provisions of the Plan, benefits vest 100% immediately. An employee may retire at age 62 with five years of service for full benefits. Cash balance plan information is as follows:

Funded Status		
Projected benefit obligation at December 31, 2015	$	423,242
Fair value of plan assets at December 31, 2015	$	661,137
Funded Status of the Plan	$	237,895
Amounts recognized on the Statement of Financial Position		
Prepaid (accrued) benefit cost	$	0
Amount recognized on the Statement of Income		
Net benefit cost for the period	$	58,271
Weighted Average Assumptions		
Discount rate		6.12%
Expected long term rate of return on plan assets		3.26%
Rate of compensation increase		0%

The discount rate was selected using a hypothetical portfolio of equity and fixed income securities that would provide the necessary cash flows to match projected benefit payments.

The expected rate of return on assets was determined using the historical asset returns for publicly traded equity and fixed income securities.

5. Pension Plan (continued)

Additional pension data

Net periodic pension cost	$	58,272
Employer contributions	$	58,272
Benefits paid	$	-0-
Benefits expected to be paid in each of the next five years and in the aggregate for the five fiscal years that follow		-0-
Contributions expected to be paid to the Plan during the fiscal year Beginning after December 31, 2015		-0-

Plan Assets

The Plan's policy in regard to allocation of invested assets is to achieve an appropriate mix of investments for long term growth that reduces risk through prudent diversification of the portfolio across a broad selection of distinct asset classes. The following was Plan's asset allocation policy as of December 31, 2015.

Asset Class	Target Allocation
Domestic Equity	40%
International Equity	10%
Fixed Income	40%
Money Market	0%
Other	10%
Total Allocation	100%

Plan assets are reported at fair values based on the following three tiered value hierarchy which prioritizes the inputs used in measuring fair values as follows: Level 1 –observable inputs such as quoted prices in active markets; Level 2 - other than quoted prices that are observable directly or indirectly and Level 3 – unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

5. Pension Plan (continued)

The following table sets forth by level, within the fair value hierarchy, the plan's assets at fair value as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Mutual Funds:				
Money Market funds	$ 58,272	$ 0	$ 0	$ 58,272
Domestic equity funds	252,023	0	0	252,023
International equity funds	72,573	0	0	72,573
Fixed income funds	240,660	0	0	240,660
Other funds	37,609	0	0	37,609
Totals	$ 661,137	$ 0	$ 0	$ 661,137

6. Commitment and Contingency

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at December 31, 2015. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

7. Accounting for Uncertainty in Income Taxes

The Company internally monitors its tax positions to determine whether any are uncertain. The Company takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The Company is a "pass-through entity" and, as such, all potential federal and state income tax liabilities, as a result of future potential examinations, will flow through to its shareholder. The 2012, 2013, 2014 and 2015 tax returns remain subject to examination by major tax jurisdictions.

8. Subsequent Events

The Company has evaluated subsequent events through February 5, 2016, which is the date the financial statements were available to be issued.

Supplementary Information

N.E. Private Client Advisors, Ltd.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 584,960
2. Deduct owership equity not allowable for Net Capital		0
3. Total ownership equity qualified for Net Capital		584,960
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other deductions or allowable credits		
5. Total capital and allowable subordinated liabilities		584,960
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Finanical Condition:	54,398	
B. Secured demand note deficiency		
C. Commodities futures contracts and spot commodities		
D. Other deductions and or charges		(54,398)
7. Other additions and or allowable credits		
8. Net Capital before haircuts on securities positions		530,562
9. Haircuts on Securities:		
A Contract securities commitments		
B. Subordiated securities borrowings		
C. Trading and investment securities		
1. Exempted securities		
2. Debt securities		
3. Options		
4.Other securities		
D.Undue concentration		
E. Other		
10. Net Capital		$ 530,562

See independent auditor's report.

N.E. Private Client Advisors, Ltd.

SCHEDULE 1 (cont.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required: (6 2/3% of aggregate indebtedness)	$	1,204
12. Minimum dollar net capital requirement		5,000
13. Net capital requirements (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 minus line 13)	$	525,562
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	524,562

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1 liabilities from Statement of Financial Condition	$	18,066
17. Add:		
A. Drafts for immediate credit		
B. Market value of securities borrowed for which no equivalent value is paid or credited		
C. Other unrecorded amounts		
19. Total aggregate indebtedness		18,066
20. Percentage of aggregate indebtedness to capital (line 18 divided by line 10)		3.41%

See independent auditor's report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of N. E. Private Clients Advisors, Ltd

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17- c- 5, in which (1) N. E. Private Clients Advisors, Ltd identified the following provisions of 17 C.F.R. §15c3-3(k) under which N. E. Private Clients Advisors, Ltd claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) N. E. Private Clients Advisors, Ltd) stated that N. E. Private Clients Advisors, Ltd met the identified exemption provisions throughout the most recent fiscal year without exception. N. E. Private Clients Advisors, Ltd's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about N. E. Private Client Advisors, Ltd's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cranston, Rhode Island

February 5, 2016

N.E. Private Client Advisors, Ltd.
Exemption Report
December 31, 2015

N.E. Private Client Advisors, Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S240.17a-5(d)(1) and (4), Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. S 240.17a-5(d) (1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. S 240.15c3-3(k)(2(ii))(the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year, January 1, 2015 to December 31, 2015.

N.E. PRIVATE CLIENT ADVISORS, LTD

By:
President

February 5, 2016

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder
N. E. Private Client Advisors, Ltd
Providence, RI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SPIC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by N. E. Private Client Advisors, Ltd and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc and SIPC, solely to assist you and the other specified parties in evaluating N. E. Private Clients Group, Ltd and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). N. E. Private Advisors, Ltd's management is responsible for the Private Clients Advisors, Ltd's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purposes. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as evidenced by the bank statement noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015; I noted no net difference.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers produced from accounting records noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.
5. Compared amount of any overpayment to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 5, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1294**********************MIXED AADC 220
066968 FINRA DEC
N E PRIVATE CLIENT ADVISORS LTD
790 N MAIN ST
PROVIDENCE RI 02904-5706

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Sergio DeCurtis 401-497-046

2. A. General Assessment (item 2e from page 2) $ 39.04

B. Less payment made with SIPC-6 filed (exclude interest) (0)

_______ Date Paid

C. Less prior overpayment applied (43.96)

D. Assessment balance due or (overpayment) (4.92)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (4.92)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $((4.92))

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

N.E. Private Client Advisors, Ltd
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 28 day of Jan, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 681,570
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	665,951
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	665,951
2d. SIPC Net Operating Revenues	$ 15,619
2e. General Assessment @ .0025	$ 39.04
	(to page 1, line 2.A.)

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